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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

PATHMARK STORES, INC.

(Name of Issuer)

Common Stock, par value $0.01

(Title of Class of Securities)

70322A101

(CUSIP Number)

Lampe, Conway & Co., LLC
680 Fifth Avenue
Suite 1202
New York, New York 10019
(212) 581-8989

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 11, 2005

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 70322A101

1.	Name of Reporting Person: LC Capital Master Fund, Ltd.		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☑

3.	SEC Use Only:

4.	Source of Funds (See Instructions): WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0

		8.	Shared Voting Power: 1,907,627

		9.	Sole Dispositive Power: 0

		10.	Shared Dispositive Power: 1,907,627

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,907,627

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 6.3%

14.	Type of Reporting Person (See Instructions): CO

CUSIP No. 70322A101

1.	Name of Reporting Person: LC Capital Partners, LP		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☑

3.	SEC Use Only:

4.	Source of Funds (See Instructions): AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0

		8.	Shared Voting Power: 1,907,627

		9.	Sole Dispositive Power: 0

		10.	Shared Dispositive Power: 1,907,627

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,907,627

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 6.3%

14.	Type of Reporting Person (See Instructions): PN, HC

CUSIP No. 70322A101

1.	Name of Reporting Person: LC Capital Advisors LLC		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☑

3.	SEC Use Only:

4.	Source of Funds (See Instructions): AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0

		8.	Shared Voting Power: 1,907,627

		9.	Sole Dispositive Power: 0

		10.	Shared Dispositive Power: 1,907,627

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,907,627

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 6.3%

14.	Type of Reporting Person (See Instructions): OO, HC

CUSIP No. 70322A101

1.	Name of Reporting Person: Lampe, Conway & Co., LLC		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☑

3.	SEC Use Only:

4.	Source of Funds (See Instructions): AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0

		8.	Shared Voting Power: 2,015,712

		9.	Sole Dispositive Power: 0

		10.	Shared Dispositive Power: 2,015,712

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,015,712

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 6.7%

14.	Type of Reporting Person (See Instructions): OO, IV

CUSIP No. 70322A101

1.	Name of Reporting Person: LC Capital International LLC		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☑

3.	SEC Use Only:

4.	Source of Funds (See Instructions): AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0

		8.	Shared Voting Power: 1,907,627

		9.	Sole Dispositive Power: 0

		10.	Shared Dispositive Power: 1,907,627

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,907,627

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 6.3%

14.	Type of Reporting Person (See Instructions): OO, IA

CUSIP No. 70322A101

1.	Name of Reporting Person: Steven G. Lampe		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☑

3.	SEC Use Only:

4.	Source of Funds (See Instructions): AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0

		8.	Shared Voting Power: 2,015,712

		9.	Sole Dispositive Power: 0

		10.	Shared Dispositive Power: 2,015,712

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,015,712

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 6.7%

14.	Type of Reporting Person (See Instructions): IN

CUSIP No. 70322A101

1.	Name of Reporting Person: Richard F. Conway		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☑

3.	SEC Use Only:

4.	Source of Funds (See Instructions): AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0

		8.	Shared Voting Power: 2,015,712

		9.	Sole Dispositive Power: 0

		10.	Shared Dispositive Power: 2,015,712

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,015, 712

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 6.7%

14.	Type of Reporting Person (See Instructions): IN

CUSIP No. 70322A101

     LC Capital Master Fund, Ltd. (the “Master Fund”), LC Capital Partners, LP (“Partners”), LC Capital Advisors LLC (“Advisors”), Lampe, Conway & Co., LLC (“LC&C”), LC Capital International LLC (“International”), Steven G. Lampe (“Lampe”) and Richard F. Conway (“Conway”), (each of the Master Fund, Partners, Advisors, LC&C, International, Lampe and Conway may be referred to herein as a “Reporting Person” and collectively may be referred to as “Reporting Persons”) hereby amend the report on Schedule 13D regarding shares of common stock, par value $0.01, of Pathmark Stores, Inc., originally filed on October 29, 2004 (collectively with this Amendment No. 1, the “Schedule 13D”). Unless otherwise indicated, capitalized terms used but not defined herein shall have the same meanings assigned to them in Schedule 13D.

Item 2. Identity and Background.

Item 2 is hereby amended by revising the fifth paragraph thereof to change the number of shares directly held by the Managed Account from “104,085” to “108,085”.

Item 3. Source and Amount of Funds or Other Consideration

Item 3 is hereby amended and restated as follows:

As of the date hereof, the Master Fund, Partners, Advisors and International may be deemed to beneficially own 1,907,627 Shares; and LC&C, Lampe and Conway may be deemed to beneficially own 2,015,712 Shares.

The funds used for the acquisition of the Shares came from the working capital of the Master Fund and the Managed Account.

No borrowed funds were used to purchase the Shares, other than any borrowed funds used for working capital purposes in the ordinary course of business.

Item 4. Purpose of Transaction

Item 4 is hereby amended and supplemented by adding the following:

The Reporting Persons have attached as Exhibit 1 to this Schedule 13D the letter, dated May 11, 2005 (the “May 11th Letter”), from LC&C to the Chairman of the Board of the Issuer. The May 11th Letter contains LC&C’s request that the Board of Directors of the Issuer allow LC&C to speak with the unnamed bidders discussed in the Issuer’s proxy statement that was filed in connection with the recently announced transaction among the Issuer and certain Yucaipa entities.

Item 5. Interest in Securities of the Issuer.

Item 5 is hereby amended and restated as follows:

(a, b) As of the date hereof, the Master Fund, Partners, Advisors and International may each be deemed to beneficially own 1,907,627 Shares, constituting 6.3% of the outstanding shares of the Issuer, based upon the 30,071,192 shares outstanding as of May 6, 2005, according to the Issuer’s proxy statement filed on that date.

The Master Fund, Partners, Advisors and International each have the sole power to vote or direct the vote of 0 Shares; have the shared power to vote or direct the vote of 1,907,627 Shares; have the sole power to dispose or direct the disposition of 0 Shares; and have the shared power to dispose or direct the disposition of 1,907,627 Shares.

The Master Fund, Partners, Advisors and International each specifically disclaim beneficial ownership in the Shares reported herein except to the extent of their pecuniary interest therein.

As of the date hereof, LC&C, Lampe and Conway may each be deemed to beneficially own 2,015,712 Shares, constituting 6.7% of the outstanding shares of the Issuer, based upon the 30,071,192 shares outstanding as of May 6, 2005, according to the Issuer’s proxy statement filed on that date.

LC&C, Lampe and Conway each have the sole power to vote or direct the vote of 0 Shares; have the shared power to vote or direct the vote of 2,015,712 Shares; have the sole power to dispose or direct the disposition of 0 Shares; and have the shared power to dispose or direct the disposition of 2,015,712 Shares.

LC&C, Lampe and Conway each specifically disclaim beneficial ownership in the Shares reported herein except to the extent of their pecuniary interest therein.

(c) The trading dates, number of Shares purchased and sold and price per share for all transactions in the Shares during the past 60 days by the Reporting Persons are set forth below and were all effected in broker transactions:

TRANSACTIONS BY LC CAPITAL MASTER FUND, LTD

DATE OF TRANSACTION
PURCHASED/(SOLD)	NUMBER OF SHARES	PRICE OF SHARES ($)
3/24/05	21,000	5.8207
3/24/05	62,100	5.8264

TRANSACTIONS BY INSTITUTIONAL BENCHMARKS MASTER FUND, LTD.

DATE OF TRANSACTION
PURCHASED/(SOLD)	NUMBER OF SHARES	PRICE OF SHARES ($)
3/24/05	4,000	5.8237

Item 7. Material to be Filed as Exhibits.

Exhibit 1: Letter from LC&C to Mr. James L. Moody, Jr. dated May 11, 2005.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

May 11, 2005

LC Capital Master Fund, Ltd.*

By:	/s/ Richard F. Conway

Name:	Richard F. Conway
Title:	Director

LC Capital Partners, LP*
By: LC Capital Advisors LLC,
its General Partner

By:	/s/ Richard F. Conway

Name:	Richard F. Conway
Title:	Managing Member

LC Capital Advisors LLC*

By:	/s/ Richard F. Conway

Name:	Richard F. Conway
Title:	Managing Member

Lampe, Conway & Co., LLC*

By:	/s/ Richard F. Conway

Name:	Richard F. Conway
Title:	Managing Member

LC Capital International LLC*

By:	/s/ Richard F. Conway

Name:	Richard F. Conway
Title:	Managing Member

/s/ Steven G. Lampe

Name:	Steven G. Lampe*

/s/ Richard F. Conway

Name:	Richard F. Conway*

*The Reporting Persons disclaim beneficial ownership in the shares reported herein except to the extent of their pecuniary interest therein.

Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).